Mail Stop 3010

July 10, 2009

Mr. Earle Steinberg
President and Chief Executive Officer
Thomas Group, Inc.
5221 North O'Connor Boulevard, Suite 500
Irving, TX 75039-3714

> **Re:** **Thomas Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 13, 2009**
> **File No. 0-22010**

Dear Mr. Steinberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kristi Marrone
Staff Accountant